Exhibit 99.1

News Release

March 22, 2012

TELUS provides update on non-Canadian ownership levels

Reservation application approvals required

Vancouver, B.C. — TELUS Corporation (TELUS) (TSX: T, T.A; NYSE: TU) advises that on March 21, 2012, the non-Canadian ownership level of its Common Shares was believed to be approximately 24 per cent. Notwithstanding this, when including approved and pending reservation applications for the purchase of Common Shares by non-Canadians, this level increases beyond the 33 1/3 per cent foreign ownership restrictions. This would represent a net increase of more than 35 million Common Shares or a 20 percentage-point increase in non-Canadian ownership of TELUS’ Common Shares since January 31, 2012. Accordingly, the Company is reminding non-Canadian investors of its reservation procedures. TELUS is examining the situation and wishes to inform the market that its transfer agent may not be able to approve all the pending or new applications.

Non-Canadians wanting to buy TELUS Common Shares must reserve the right to obtain transfers by contacting TELUS’ transfer agent, Computershare Trust Company of Canada (Computershare), and obtaining a reservation number after completing a reservation application. If it is determined that doing so could not result in a violation of applicable foreign ownership restrictions, TELUS’ transfer agent will record a reservation number, the number of Common Shares assigned and the applicable expiry date of the reservation, and return the application with those details to the applicant. A reservation number is valid for one transfer only and the transfer must be received prior to the expiry date specified in the reservation. If it is determined that there are reasonable grounds for believing that granting a reservation number might result in a violation of applicable foreign ownership restrictions, Computershare will so advise the applicant.

The catalyst for this announcement is recent significant buying interest by non-Canadian investment firms presumed to have short-term, event-driven trading tactics related to TELUS’ February 21, 2012 proposal to convert Non-Voting Shares into Common Shares. TELUS believes one of the principal tactics being deployed by these event-driven foreign firms is acquiring the Common Shares and shorting the Non-Voting Shares. The result is little to no real net economic interest in TELUS. The sole purpose appears to be to exert influence over the proposed share conversion and to increase the share trading spread for near term profit. Since 2004, the level of non-Canadian ownership of Common Shares has been generally below 20 per cent and the current level is an exceptional development.

“We have had overwhelming unsolicited indications of support from long-term holders of both classes of shares for the many benefits of the share conversion proposal and the good corporate governance of extending voting to all our shareholders in a manner that is consistent with the intent and unique heritage specific to the respective rights of the TELUS Common and Non-Voting dual-class share structure,” said Robert McFarlane, Executive Vice-President and CFO.

Mr. McFarlane noted, “In addition, the market trading prices of both TELUS Common and Non-Voting Shares increased notably upon the announcement of the proposed share class conversion on a one for one basis and have remained at levels representing appreciation well beyond that of the overall stock market index. Furthermore, the spread in prices between the two TELUS share classes has narrowed substantially. This provides empirical, market-based evidence that the intrinsic equity market value of TELUS is reflected by the trading value of its Common Shares and that the discount in the historic relative price of TELUS Non-Voting Shares to Common Shares was reflective of market inefficiency. This inefficiency would be remedied through the proposed share consolidation and in any event as a result of better awareness by investors that a discount in the relative price of TELUS Non-Voting Shares is not supported by an informed understanding of their rights, heritage and TELUS’ intentions regarding their equal treatment relative to Common Shares.”

The proposed share conversion is responsive to shareholder feedback including the extension of voting rights to all TELUS shareholders. It is consistent with past proposed transactions such as the planned Income Trust conversion in 2006 where both classes were to receive one trust unit for each share, which recognized the Non-Voting Shares have the same economic interest in TELUS as the Common Shares with the same dividends and strong liquidity and takeover coattail rights that ensure equal economic participation in a takeover premium.

The benefits of the proposal include the following:

•                  enhancing the liquidity and marketability of the Common Shares, including through a listing of the Common Shares on the NYSE for the first time

•                  enhancing TELUS’s leadership in respect of good corporate governance practices by granting the right to vote to shareholders holding approximately 46 per cent of the shares who have the same economic interest in the Company as the Common shareholders

•                  aligning the capital structure of the Company with what is generally viewed as best practice

•                  addressing concerns expressed by some shareholders about the impact of TELUS’ dual- class share structure on liquidity and trading volumes.

Furthermore, TELUS retains the ongoing ability to comply with the foreign ownership restrictions and the proposal does not affect the earnings per share and dividend paid per Common Share and Non-Voting Share.

Record date change

TELUS is extending the record date from March 27 to April 3, 2012 for TELUS shareholders entitled to vote at and receive notice of the annual and special meeting of shareholders to be held on May 9, 2012. This will allow investors to consider this development and provide more time to decide whether they wish to participate in this important shareholder meeting. The required information for shareholders to consider this conversion proposal and to vote on the special resolution to approve it will be contained in the 2012 information circular to be mailed or distributed electronically to Common and Non-Voting shareholders on or before April 17, 2012. This information circular will also be available at that time on the Company’s website at telus.com/agm.

Background

Under the Telecommunications Act and other related statutes, non-Canadian ownership of voting shares of TELUS is limited to 33 1/3 per cent of the outstanding voting shares. TELUS regularly monitors non-Canadian transfers and non-Canadian ownership levels of its voting shares. The number of TELUS common shares currently outstanding is 174.9 million.

As a communications provider of wireline, wireless and digital television services, TELUS and certain of its subsidiaries must comply with the restrictions on ownership of voting shares by non-Canadians prescribed by Canadian laws, namely the Canadian Telecommunications Common

Carrier Ownership and Control Regulations (the Telecommunications Regulations), the Telecommunications Act (Canada), the Broadcasting Act (Canada) (the Broadcasting Act) and the Radiocommunication Act (Canada) (the Radiocommunication Act). Specifically, to maintain the eligibility of certain of its subsidiaries that are Canadian common carriers under these laws, the level of non-Canadian ownership of the Company’s common shares cannot exceed 33 1/3 per cent and TELUS must not otherwise be controlled by non-Canadians. The Telecommunications Regulations give the Company, which is a carrier-holding corporation of Canadian common carriers, certain powers to monitor and control the level of non-Canadian ownership of voting shares. The powers and constraints of the Telecommunications Regulations have been incorporated into TELUS’ Articles and were extended to also ensure compliance under both the Radiocommunication Act and the Broadcasting Act. These powers include the right to: (i) refuse to register a transfer of voting shares to a non-Canadian; (ii) require a non-Canadian to sell any voting shares; (iii) convert voting shares to non-voting shares; and (iv) suspend the voting rights attached to the voting shares in inverse order of registration.

This news release contains statements about expected future events of TELUS that are forward-looking. By their nature, forward-looking statements require the Company to make assumptions and predictions and are subject to inherent risks and uncertainties including the risk of whether it will or will not receive all the approvals for the proposed conversion proposal. There is significant risk that the forward-looking statements will not prove to be accurate. Readers are cautioned not to place undue reliance on forward-looking statements as a number of factors could cause actual future events to differ materially from that expressed in the forward-looking statements. Except as required by law, TELUS disclaims any intention or obligation to update or revise forward-looking statements.

About TELUS

TELUS (TSX: T, T.A; NYSE: TU) is a leading national telecommunications company in Canada, with $10.4 billion of annual revenue and 12.7 million customer connections including 7.3 million wireless subscribers, 3.6 million wireline network access lines and 1.3 million Internet subscribers and more than 500,000 TELUS TV customers. Led since 2000 by President and CEO, Darren Entwistle, TELUS provides a wide range of communications products and services including wireless, data, Internet protocol (IP), voice, television, entertainment and video.

In support of our philosophy to give where we live, TELUS, our team members and retirees have contributed more than $250 million to charitable and not-for-profit organizations and volunteered 4.2 million hours of service to local communities since 2000. Eleven TELUS Community Boards across Canada lead TELUS’ local philanthropic initiatives. TELUS was honoured to be named the most outstanding philanthropic corporation globally for 2010 by the Association of Fundraising Professionals, becoming the first Canadian company to receive this prestigious international recognition.

For more information about TELUS, please visit telus.com.

Media relations: Shawn Hall (604) 619-7913 shawn.hall@telus.com	Investor relations: Robert Mitchell (647) 837-1606 ir@telus.com